Sullivan & Cromwell LLP

24, rue Jean-Goujon

75008 Paris, France

November 10, 2004

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

By electronic file (“Edgar correspondence”) with paper courtesy copy.

Attention:	Mr. Michael Pressman
(Office of Mergers and Acquisitions)

	Re:	Thomson
Schedule TO filed October 25, 2004
File No. 5-58081

Dear Mr. Pressman:

On behalf of Thomson (the “Company”), we enclose the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated November 5, 2004 concerning the Company’s Schedule TO filed on October 25, 2004 (the “Schedule TO”). We also enclose the Company’s response to an additional Staff comment sent by e-mail on November 9, 2004 (the “Comment E-mail”). The information provided in response to the Comment Letter and to the Comment E-mail has been supplied by the Company, which is solely responsible for it. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter and the Comment E-mail in bold text and have provided the Company’s responses immediately following each numbered comment.

The Company has filed Amendment No. 1 to its Schedule TO (“Amendment No. 1”) to comply with the Staff’s comments, and the following responses refer to that amendment to highlight changes made in response to the comments made by the Staff. The following are the Company’s responses to the Comment Letter:

RESPONSES TO COMMENTS

General

1.	Pleased be advised the staff considers financial information material to an option holder’s investment decisions. Accordingly, comply with Item 10 of Schedule T-O. If Thomson intends to incorporate such financial information by reference, Thomson must include a statement to that effect and present the summary financial information called for by Instruction 6 to Item 10 of Schedule T-O.

In response to the Staff’s comment, the Company has revised Item 10 in Amendment No. 1 to incorporate by reference the financial information set forth therein. The Company has furthermore included a Form of Supplemental Letter to Eligible Employees as Exhibit No. (a)(1)(viii) to Amendment No. 1, which is being sent to eligible employees and to which the financial information incorporated by reference or otherwise set forth in Item 10 has been attached in its entirety.

Summary Term Sheet

2.	We note your statement that the offer is “subject to a number of conditions, including the conditions described in Section 6”. Please be advised you must describe all conditions to the offer.

In response to the Staff’s comment, the Company has advised us that all conditions to the offer are described in Section 6 of the Offer to Exchange. Item 1 in Amendment No. 1 has been revised accordingly.

Determination of Validity, page 9

3.	Refer to your statement reserving the right to “waive any of the conditions of the offer … with respect to … any particular options or any particular option holder.” In the event you waive a condition, you must waive it for all holders. Please revise accordingly.

In response to the Staff’s comment, the Company has revised Item 4 in Amendment No. 1 to clarify the limited circumstances under which, in the context of a multi-jurisdictional offering, the conditions of the offer may not necessarily be waived for all holders.

4.	The statement that “no one will be liable for failing to give notice of any defects or irregularities” appears to be an inappropriate limitation on liability. Please revise to clarify what is meant by “liable”.

In response to the Staff’s comment, the Company has revised Item 4 in Amendment No. 1 to delete the reference to the limitation on liability for failing to give notice of any defects or irregularities.

5.	Refer to the statement that “you currently expect that you will accept promptly after the expiration of the offer all properly returned elections to exchange that have not been validly withdrawn”. This statement implies that you may choose to not accept validly returned elections. Please revise.

In response to the Staff’s comment, the Company has revised Item 4 in Amendment No. 1 to comply with this comment.

Interests of Officers and Directors, page 24

6.	Please include the information required by 1008 of Regulation M-A. We note that you refer to your Form 20-F. Please be advised that if you intend to incorporate your previous filings into the Schedule TO in order to satisfy your disclosure obligation, you must state so explicitly.

In response to the Staff’s comment, the Company has advised us that it believes that the information required by Item 1008 of Regulation MA is included in Section 10 of the Offer to Exchange in the Schedule TO. In response to this comment, the Company has revised Item 8 in Amendment No. 1 to delete the paragraph referring to its Form 20-F. This paragraph had been included in the original filing to refer to additional related information that was not required by Item 1008 of Regulation M-A.

Material U.S. Federal and French Income Tax Consequences, page 15

7.	Please eliminate the statement that the discussion is a “general description”. We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

In response to the Staff’s comment, the Company has revised Item 4 in Amendment No. 1 to eliminate the statement that the discussion is a “general description”.

Additional Information, page 20

8.	Please be advised that if you intend to incorporate your previous filings into the Schedule TO, you must state so explicitly.

In response to the Staff’s comment, please note that the Company has explicitly incorporated certain previous filings into the Schedule TO in Item 12 thereof.

Forward-Looking Statements, page 21

9.	We note your statement that you intend to utilize the “safe harbor” provisions of the PSLRA. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

In response to the Staff’s comment, the Company has revised Item 10 in Amendment No. 1 to delete the reference made to the “safe harbor” provisions of the PSLRA.

10.	Delete the statement that you “do not undertake any obligation” to update information. In that alternative, explain how this position is consonant with your disclosure obligations. See Rule 13-4(e)(3).

In response to the Staff’s comment, the Company has revised Item 10 in Amendment No. 1 to delete the statement.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, due to the omission of financial statements, we believe a supplement needs to be sent to security holders.

The Company has filed this cover letter as well as Amendment No. 1 to the Schedule TO on EDGAR. For your convenience, we have sent you paper copies of both the cover letter and Amendment No. 1. Consistent with past and recent practice in amendments to Schedule TO filings for stock option exchange offers, revisions have been made within the appropriate Item number of the Schedule TO (with express indications as to where revisions in the Offer to Exchange have been made as applicable). Therefore, marked copies of the amendment would not be useful and have not been provided.

Please see the Company’s response to the first comment of the Comment Letter regarding sending a supplement to security holders in light of the omission of financial statements.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

•	you are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested acknowledgement has been executed by Mr. Frank E. Dangeard, Chief Executive Officer of the Company, and is included as Annex A to this letter.

Additional Staff Comment Sent by E-mail on November 9, 2004

We note that your requirement Exhibit (a)(1)(iii) that each security holder attest that he has “read” and “understood” the terms and conditions of the offer. It is inappropriate to require such an attestation from security holders. Please revise the Exhibit to remove this attestation.

In response to the Staff’s Comment E-mail, the Company has revised Item 12 in Amendment No. 1 to remove this attestation. The Company is also notifying eligible employees of this modification with disclosure in the Form of Supplemental Letter to Eligible Employees attached as Exhibit (a)(1)(viii) to Amendment No. 1.

*        *        *

If you have any questions or comments concerning this letter or Amendment No. 1, please call the undersigned at +33.1.73.04.5870.

Very truly yours,

/s/ Nikolaos G. Andronikos
Nikolaos G. Andronikos

cc:	Marie-Ange Debon
(Thomson)

Richard C. Morrissey
Brian J. Pierce
(Sullivan & Cromwell LLP)

ANNEX A

November 10, 2004

To:	The Staff of the Securities and Exchange Commission

Thomson (the “Company”) acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Company. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thomson

/s/ Frank E. Dangeard
Frank E. Dangeard
Chief Executive Officer